April 3, 2020

Patrick J. Unzicker
Chief Financial Officer
Adtalem Global Education Inc.
500 West Monroe Street
Chicago, Illinois 60661

       Re: Adtalem Global Education Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed August 28, 2019
           File No. 001-13988

Dear Mr. Unzicker:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Other Contractual Arrangements, page 74

1. It appears the cash interest payments on your debt obligations may represent a material contractual obligation. Because this table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table or disclosed in the footnotes using the same time frames stipulated in the table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to
      Item 303(a)(5)303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.
 Patrick J. Unzicker
Adtalem Global Education Inc.
April 3, 2020
Page 2
Item 8. Financial Statement and Supplementary Data
Note 4. Summary of Significant Accounting Policies
Revenue Recognition , page 88

2. We note that for Becker test preparation revenue is recognized when access to the course materials is delivered to the customer and that for Adtalem Brazil and EduPristine test preparation course instruction revenue is recognized on a straight-line basis over the applicable instruction delivery periods. Please tell us in further detail why the revenue recognition method for the test preparation services differs between Becker and Adtalem
         Brazil and EduPristine. In this regard, we note from the Becker website that Premium and
         Pro packages include various live online and/or live courses, success coaching, and personal tutoring in addition to pre-packaged course materials.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNamePatrick J. Unzicker                        Sincerely,
Comapany NameAdtalem Global Education Inc.
                                                             Division of
Corporation Finance
April 3, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName